# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JANEL CORP, CIK 0001133062
CUSIP: 470773102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 80 Eighth Avenue, New York, New York (NY), 10011
Date of event which requires filing of this statement: 12/02/2025
Amends the filing with accession number 0001144204-13-060001
Filed by CIK 0001590415
Persons authorized to receive notices and communications: Dominique Schulte, Oaxaca Group L.L.C., 80 Eighth Avenue, New York, New York (NY), 10011, 212-373-5895

## Reporting persons
- Oaxaca Group L.L.C. (CIK 0001590415): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 439,993; shared voting power 0; sole dispositive power 439,993; shared dispositive power 0; aggregate amount beneficially owned 439,993 (37.1% of the class)
- Dominique Schulte: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 45,309; shared voting power 439,993; sole dispositive power 45,309; shared dispositive power 439,993; aggregate amount beneficially owned 485,302 (40.9% of the class)
- Darren Seirer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 439,993; sole dispositive power 0; shared dispositive power 439,993; aggregate amount beneficially owned 439,993 (37.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: JANEL CORP
Address of issuer's principal executive offices: 80 Eighth Avenue, New York, New York (NY), 10011
Comment: This Amendment No. 4 amends the Schedule 13D previously filed by Oaxaca Group L.L.C. ("Oaxaca Group") and Dominique Schulte with respect to beneficial ownership of shares of the common stock, par value $0.001 (the "Shares") of Janel Corporation, a Nevada corporation (the "Issuer"). This Amendment No. 4 also represents an initial filing of Schedule 13D by Darren Seirer, the spouse of Ms. Schulte, who became a member of Oaxaca Group on December 2, 2025, and may be deemed to have shared beneficial ownership over the shares held by Oaxaca Group with Ms. Schulte. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC. All references to the number of Shares or warrants to purchase Shares, and prices per share, reflect a 50:1 reverse stock split effected on April 15, 2015.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Oaxaca Group L.L.C. ("Oaxaca Group"). The members of Oaxaca Group are Dominique Schulte and Darren Seirer (collectively, with Oaxaca Group, the "Reporting Persons").
Residence or business address: The business address of each of the Reporting Persons is 80 Eighth Avenue, New York, New York 10011.
Present principal occupation or employment: Oaxaca Group is an entity formed for the purpose of holding Issuer securities. Ms. Schulte is an investor and the former President and Chief Executive Officer of the Issuer. Mr. Seirer is the Chairman, President and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Oaxaca Group is a limited liability company organized under the laws of Delaware. Each of Dominique Schulte and Darren Seirer is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons beneficially own 485,302 Shares. The aggregate purchase price for all the Shares, purchased from time to time, was $3,739,997. The source of the funding for the purchase of all of these Shares was the working capital of Oaxaca Group.

## Item 4. Purpose of Transaction
Purpose of transaction:
Oaxaca Group acquired the Shares covered by this statement from time to time to hold as an investment.

The Reporting Persons may have current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issue-r by any person (other than as a result of the Reporting Person's stock ownership);

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Darren Seirer, the Chairman, President and Chief Executive Officer of the Issuer, and in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons may from time to time acquire beneficial ownership of additional Shares or dispose of any Shares beneficially owned by them, including pursuant to any stock option or similar plan of the Issuer in which the Mr. Seirer may be eligible to participate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Collectively, the Reporting Persons beneficially own an aggregate of 485,302 Shares representing 40.9% of the outstanding Shares. Such beneficial ownership reflects: (i) 439,993 Shares directly held by Oaxaca Group, representing 37.1% of the outstanding Shares, and (ii) 45,309 Shares owned by Dominique Schulte's minor children of which she is custodian, representing 3.8% of the outstanding Shares. Dominique Schulte and Darren Seirer, Ms. Schulte's spouse, as the sole members of Oaxaca Group, may be deemed to have shared beneficial ownership of the Shares held by Oaxaca Group. Calculation of the percentage of Shares beneficially owned is based on 1,186,354 Shares outstanding, according to information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 4, there have been no transactions in Shares by the Reporting Persons during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement of Oaxaca Group and Dominique Schulte (previously filed)

Exhibit 2 Joint Filing Agreement of the Reporting Persons

## Signatures
- Oaxaca Group L.L.C.: /s/ Dominique Schulte, Dominique Schulte, Member (12/03/2025)
- Dominique Schulte: /s/ Dominique Schulte, Dominique Schulte (12/03/2025)
- Darren Seirer: /s/ Darren Seirer, Darren Seirer (12/03/2025)